United States securities and exchange commission logo





                              May 8, 2024

       Richard Bunch
       Chief Executive Officer
       TWFG, Inc.
       1201 Lake Woodlands Drive, Suite 4020
       The Woodlands, Texas 77380

                                                        Re: TWFG, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 12,
2024
                                                            CIK No. 0002007596

       Dear Richard Bunch:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 17, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       General

   1. We note the revised disclosure on page 4 and elsewhere regarding branches' rights to be acquired if you pursue
an initial public offering. You also state that branches were offered equity. Please advise
us (1) why Item 15 does not appear to address any such completed equity offerings and
(2) the extent to which such offers are continuing or will be made in connection with the
registration statement.
       Prospectus Summary, page 1

   2. We note your response to prior comments 2 and 32 and the statement that your offerings are more fulsome and
flexible than those of your competitors. Please discuss what makes
 Richard Bunch
TWFG, Inc.
May 8, 2024
Page 2
         your offerings more fulsome and flexible than those of your competitors. For instance, discuss whether your competition among other independent distribution platforms generally offers the services you list in this section and how your offerings differ from your competitors. Please also succinctly explain, in a way that is understandable to the average investor, how your independent distribution platform differs from a traditional distribution model. Please also make clear, if true, that you do not underwrite risk in exchange for premiums.
3. We note your response to comment 4. Please advise us whether "branding" is restricted to agencies that are presented as TWFG agencies on your website. Are corporate agencies the only ones on your website, or do they also include "Agency-in-a-Box" or other agencies?
Our geographic presence, page 7

4. We note your response to prior comment 7 and your disclosure that you mitigate your concentration risk by demonstrating you can rapidly expand across the United States or enter markets "quickly and profitably." Please provide quantitative and qualitative disclosure further clarifying how you profitably and quickly expanded into new states.
Attracting new agents to our platform, page 10

5. We note your response to prior comment 9. Please revise to explain what you mean by
         "depending on the manner the Books of Business are transitioned." Please disclose how you decide where the purchased accounts are placed.
6. Additionally, we note your revised disclosure on pages 3 and 103 and response to comment 25. Please revise the Summary and page 103 to clarify how commission expenses are determined compared to the commission fees, which you indicate are generally determined by insurance carriers. Explain the role played by commission income remitted to branches in your profitability. In this regard, we note that although
         92% of your revenues come from carriers, you highlight your work with independent agents and your "Clients." Please revise to explain your use of the term "brokerage revenues" and clarify the extent to which your various relationships with independent agents are affected by the agreements with carriers. Explain the extent to which individuals purchasing plans enter into agreements with the insurance carriers.
Because our business is highly concentrated, page 44

7. We note your disclosure on page 110 that in California, certain carriers did not renew their property portfolios and/or closed their portfolios to new business, which required policies
FirstName LastNameRichard Bunch
       to be written or re-written through the California Fair Plan, which pays a lower
Comapany    NameTWFG,
       commission          Inc.
                    than traditional carriers. If material, please revise your risk factor disclosure
May 8,here
        2024toPage
               discuss
                   2 the risks having a business concentration in California may present.
FirstName LastName
 Richard Bunch
FirstName
TWFG, Inc.LastNameRichard Bunch
Comapany
May  8, 2024NameTWFG, Inc.
May 8,
Page 3 2024 Page 3
FirstName LastName
In certain circumstances, TWFG Holding Company, LLC will be required to make distributions , page 64

8. We note your response to comment 43. Please revise here or where appropriate in Risk
         Factors to quantify the potential payments referenced in the first full paragraph on page
         115.
Consolidated results of operations, page 105

9. We note your response to prior comment 22 and revised disclosures. In your period-to-
         period analysis disclosures, please clarify the expected markets and their actual and reasonably likely material impacts on your financial condition and results of operations.
Commission Income, page 106

10. We note your commission income increased in 2023 due to higher premium rates combined with a growing Book of Business in your Insurance Services offering and higher premium rates, partially offset by declines in policy counts and commission rates, in your TWFG MGA offering. Given the importance of retention/renewal rates of existing policies for future growth, please revise your filing to provide appropriate metrics, by type of policy, that quantifies renewal and retention rates and/or the number of policies retained or renewed in the year following initial issuance. In addition, please provide an accompanying narrative discussion of related trends and drivers of such trends for each period presented.
Certain Relationships and Related Party Transactions, page 152

11. We note your response to prior comment 33. Please revise to address the following:
             Please disclose the basis on which RenRe and GHC are related persons.
             We note that the amount of the monthly management fees to TWICO and EVO under their respective management agreements are based on one of three methods that you describe. Please disclose how the company decides which method to charge.
             We note that EVO charges an annual fee paid on a monthly basis. Please disclose how the annual fee is determined.

       Please contact John Spitz at 202-551-3484 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact
Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
 Richard Bunch
TWFG, Inc.
FirstName
May 8, 2024    LastNameRichard Bunch
Comapany
Page    4      NameTWFG, Inc.
May 8, 2024 Page 4
cc:       Rob Shearer, Esq.
FirstName LastName